PENN WEST ANNOUNCES CONFERENCE CALL DETAILS TO DISCUSS

ITS RESULTS FOR THE YEAR ENDED DECEMBER 31, 2016

CALGARY, March 1, 2017 - PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) is expected to release its year ended 2016 financial and operating results as well as its 2016 reserves results on Wednesday, March 15, 2017 before North American markets open. In addition, an updated Corporate Presentation, the year ended 2016 management’s discussion and analysis and the audited consolidated financial statements will be available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on the same date.

CONFERENCE CALL & WEBCAST DETAILS

A conference call will be held to discuss the matters noted above at 6:30 am Mountain Time (8:30 am Eastern Time) on Wednesday, March 15, 2017.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1377599&s=1&k=4D74121AA7ACC2AF4E82852217FE413B

A digital recording will be available for replay two hours after the call’s completion, and will remain available until March 29, 2017 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 77593566, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com